Holland+Knight

Tel 202 955 3000
Fax 202 955 5564

Holland & Knight LLP
2099 Pennsylvania Avenue, N.W., Suite 100
Washington, D.C. 20006-6801
www.hklaw.com

07028176

Farhad R. Alavi
202 419 2409
farhad.alavi@hklaw.com

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 23 2007
WASH, D.C. 209 SECTION

PROCESSED
NOV 30 2007
THOMSON FINANCIAL

November 23, 2007

VIA HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 11/27

If you have any questions regarding this filing, please do not hesitate to call me at (202) 419-2409 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to us.

Sincerely yours,

HOLLAND & KNIGHT LLP

Farhad R. Alavi

4956589_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENT
(brief description of Japanese language document listed below are set out in EXHIBIT A hereto)

1. Notification concerning Commencement of Takeover Bid for Shares of Katokichi Co., Ltd., dated November 22, 2007

B. ENGLISH LANGUAGE DOCUMENT
(English document listed below is included in EXHIBIT B hereto)

1. Press Release

Date	Title
1) 11/22/2007 (11/22/2007)	Katokichi, JT and Nissin Agree to Integrate Frozen Food Businesses

---

Note: The dates in parentheses are the dates of the releases in Japan

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENT

1. Notification concerning Commencement of Takeover Bid for Shares of Katokichi Co., Ltd., dated November 22, 2007

   This notification was filed to Stock Exchanges of Tokyo, Osaka, Nagoya, Fukuoka and Sapporo in Japan. The offer process is scheduled to commence on November 28, 2007 and end on December 26, 2007 (20 business days in Japan) with a possible extension until January 16, 2008 upon request by Katokichi.

EXHIBIT B

ENGLISH LANGUAGE DOCUMENT

Set out below is the English documents referred to in ANNEX, Section B.

Not Applicable.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Kazunori Hayashi
Associate General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

Katokichi, JT and Nissin Agree to Integrate Frozen Foods Businesses

Aiming to be a leading global player centering on the frozen foods business

Tokyo, November 22, 2007 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that Katokichi Co., Ltd. (Katokichi) (TSE: 2873), JT and Nissin Food Products Co., Ltd. (Nissin) (TSE: 2897) have reached an agreement to integrate their respective frozen foods businesses.

In accordance with today's agreement, JT will commence a takeover bid for all of the outstanding shares of Katokichi in order to make it a wholly-owned subsidiary of JT. Subsequently, subject to the successfully making Katokichi a wholly-owned subsidiary, JT will transfer 49 percent of the shares of Katokichi to Nissin. Finally, the respective frozen foods divisions of JT and Nissin will be merged into Katokichi (the Integration).

Following the completion of the Integration, the new Katokichi will become the leading frozen food manufacturer in Japan, with combined annual sales of approximately ¥260 billion[1]. The operations after the Integration will create synergy opportunities quickly utilizing each company's individual strengths to establish a solid business foundation. Going forward, the new Katokichi will implement growth strategy, with a goal of becoming one of leading global food manufacturers.

In Japan's food industry, the operating environment has been drastically changing due to such factors as an aging population, soaring raw material prices and rising demand for food safety. Under these circumstances, Katokichi, JT and Nissin have discussed the feasibility of their foods businesses' integration as a way to enhance each company's corporate value and shareholders' value.

---

[1] Calculated based on the three companies' financial results for the fiscal year ended March 31, 2007.

The three companies' frozen foods operations are highly complementary. Katokichi leads the market in its raw materials procurement, as well as competitive manufacturing and distribution bases; JT is renowned for its research and development abilities which continue to generate value-added products; and Nissin has high quality product development operations, represented by its value-added instant noodles, and industry leading quality control.

The Integration will allow the companies to establish an ideal value-chain, from research and development to sales operations, which will increase the value of the combined business, leveraging enhanced management resources including capabilities of product development and sales and marketing. The expected synergies will arise in a number of areas including:

- Establishment of a value-chain which leverages the strengths of the respective companies;
- Enhancement of Katokichi's existing product range through utilization of JT and Nissin's competency in research and development and marketing;
- New product development based on the enhanced resources among the companies;
- Establishing a system for maintaining the highest level of food safety and consumer confidence in Japan;
- Ability to penetrate international markets.

The Integration allows JT and Nissin, as equal partners, to combine the companies' respective strengths into Katokichi, making it one of leading frozen foods companies in Japan. With a variety of frozen food products in its portfolio such as noodles, fries, snacks, meat products, Chinese dishes, desserts and cooked-rice products, the new Katokichi, while consolidating its leading position in the Japanese frozen foods market, will aim to be a global player through future organic growth, new investments and alliances with other domestic food manufacturers.

An integration committee consisting of representatives from the three companies will be established in order to evaluate the best way to smoothly implement the whole process and realize the optimum synergies at an early stage.

The schedule of the tender offer and related business restructuring activities is as follows:

[November 28, 2007]

JT is scheduled to launch its takeover bid for Katokichi share (¥710 per share, provided, however, that all shares offered may not be purchased if they total less than 99,777,000 shares) (Bid period (planned) : from November 28, 2007 to December 26, 2007). Additionally, Katokichi's board of directors resolved its recommendation of JT's takeover bid at the board meeting held today.

[Around March 2008]

When the takeover bid is complete, JT will acquire two-thirds (or more) of Katokichi's shares issued. However, if JT is unable to acquire all of Katokichi's shares (except for treasury shares), Katokichi plans to convert all its shares into class shares subject to wholly call and issue new shares in exchange for them, so that the number of new Katokichi shares issued for the existing shareholders other than JT will be less than one share. These shareholders will receive proceeds from the fractional share, whereby JT is planning to acquire and make Katokichi a wholly-owned subsidiary. In this case, the amount of money paid to such fractional shareholders will be calculated based on the takeover bid price except where extraordinary circumstances exist.

In addition, should this takeover bid turn out successful or Katokichi become a wholly-owned subsidiary of JT, Katokichi shares may be delisted from the stock exchanges following the standard procedures in accordance with the delisting criteria of the exchanges which could be seen in early as March.

And on the condition that Katokichi becomes a wholly-owned subsidiary of JT by means of the takeover bid or acquisition of the class shares subject to wholly call, a share transfer agreement shall be made separately. Under this agreement, 49 percent of Katokichi shares held by JT shall be transferred to Nissin at the per-share price which is substantively the same as the takeover bid price. As a result, JT will own 51 percent voting rights of Katokichi and Nissin 49 percent.

[Around April 2008]

As a condition of the share transfer from JT to Nissin, it is planned that both JT and Nissin will transfer their respective frozen foods businesses to Katokichi in such a manner that will not change their shareholding ratios described above.

Additionally, Katokichi will not submit a proposal on year-end dividends payable to the shareholders of record on March 31, 2008, at the annual general meeting of shareholders for the financial year ending March 2008. Also, it will not provide any shareholder benefits to the shareholders and beneficial shareholders of record as of March 31, 2008, when takeover bid has been successfully completed.

Company Information

Katokichi Co., Ltd.

Headquarters:	5-18-37 Sakamoto Cho, Kanonji City, Kagawa, Japan
Established:	September 1956
President:	Tetsuji Kanamori
Capital:	34 billion yen
Consolidated Net Sales for the year that ended March 31, 2007:	348.6 billion yen (including net sales for frozen food business [196 billion yen])

Japan Tobacco Inc.

Headquarters:	2-1, Toranomon 2-chome, Minato-ku, Tokyo, Japan
Established:	April 1985
President:	Hiroshi Kimura
Capital:	100 billion yen
Consolidated Net Sales for the year that ended March 31, 2007:	4,769.3 billion yen (including net sales for frozen food business [50 billion yen])

Nissin Food Products Co., Ltd.

Headquarters:	1-1, 4-chome, Nishinakajima, Yodogawa-ku, Osaka, Japan
Established:	September 1948
President:	Koki Ando
Capital:	25.1 billion yen
Consolidated Net Sales for the year that ended March 31, 2007:	358.2 billion yen (including net sales for frozen food business in the Japan market [15 billion yen])

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.

Katokichi, JT and Nissin agree to integrate frozen foods businesses

Reference

JT

Integration of frozen foods business

To be a global player centering on frozen foods business

Sales of frozen foods: approx. JPY 260 billion

- Establishing highest level of food safety and consumer confidence in Japan
- Establishing high profitability
- Ability to penetrate international markets

JT

grated foods manufac
focusing on frozen foods,
beverages and seasonings
frozen foods: approx. JPY

Strength: Research and product development

NISSIN

noodles manufactu
No.2 in frozen noodle segment
of frozen foods: approx. JPY

Strength: Food safety / Consumer confidence and branding

KATOKICHI

frozen foods manufacturer in
of frozen foods: approx. JPY 196 bil

Strength: Procurement, manufacturing and distribution

JT

Leaders in Japanese frozen foods business

Sales: approx. JPY 260 billion

To be a leading frozen foods manufacturer in Japan


(billions of JPY)
260
196
50
15
250
200
150
100
50
0
KATOKICHI
Company A
Company B
Company C
Company D
JT
NISSIN

Source : Actual results of Katokichi, JT and Nissin in addition to Shokuryo Sengyo Shinbun etc. (2006)

To be a leading frozen foods manufacturer with various product categories

	Dumpling	Spring Roll	Meatball	Steamed dumpling	Tempura	Okonomi-yaki and Tako-yaki	Croquette	Deep Fried Pork	Fried fishes (shrimp, calamari, oyster, etc.)	Fried Chicken	Frozen Cakes	IQF Rice	Noodles (Soba and Udon)	Noodles (Ramen)	Noodles (Spaghetti)
No.1			☆			☆			☆				☆	☆	
No.2	☆	☆					☆			☆					☆
No.3					☆										
No.4											☆	☆			
No.5				☆				☆							

Note: Based on sales in 2005

Source: Estimated with public information

Variety of frozen foods products


KATOKICHI

5

Ideal complementary (outstanding strength of each company)


KATOKICHI
R & D
Product Development
Procurement
Manufacturing
Distribution
Product Development
Quality Control
Branding
×
×
Ideal value-chain
Wide procurement sources (K)
Competitive manufacturing base (K)
Competitive distribution base (K)

6

Scheme and schedule of integration



I. Tender offer
-Class share subject to wholly call:
[From November 28th, 2007 To March, 2008 (expected)]
JT
Frozen Foods Business
100%
KATOKICHI
II. Share transfer between JT and Nissin: [March, 2008 (target)]
JT
Frozen Foods Business
NISSIN
Frozen Foods Business
51%
49%
KATOKICHI
III. Merger of frozen foods businesses to Katokichi: [April, 2008 (target)]
JT
NISSIN
51%
49%
KATOKICHI
Frozen Foods Business
Frozen Foods Business
IV. Integration to realize optimum synergies at an early stage: [April, 2009 (expected)]
JT
NISSIN
51%
49%
KATOKICHI
R & D
Product development
Manufacturing
Marketing and branding
Sales

7

JT

Holland+Knight

Tel 202 955 3000
Fax 202 955 5564

Holland & Knight LLP
2099 Pennsylvania Avenue, N.W., Suite 100
Washington, D.C. 20006-6801
www.hklaw.com

Farhad R. Alavi
202 419 2409
farhad.alavi@hklaw.com

November 23, 2007

SEC MAIL PROCESSING RECEIVED NOV 23 2007 WASH, D.C. 209 SECTION

VIA HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this filing, please do not hesitate to call me at (202) 419-2409 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to us.

Sincerely yours,

HOLLAND & KNIGHT LLP

Farhad R. Alavi

4956589_v1

SEC MAIL PROCESSING
RECEIVED
NOV 23 2007
WASH. D.C. 209 SECTION

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENT
(brief description of Japanese language document listed below are set out in EXHIBIT A hereto)

1. Notification concerning Commencement of Takeover Bid for Shares of Katokichi Co., Ltd., dated November 22, 2007

B. ENGLISH LANGUAGE DOCUMENT
(English document listed below is included in EXHIBIT B hereto)

1. Press Release

Date	Title
1) 11/22/2007 (11/22/2007)	Katokichi, JT and Nissin Agree to Integrate Frozen Food Businesses

---

Note: The dates in parentheses are the dates of the releases in Japan

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENT

1. Notification concerning Commencement of Takeover Bid for Shares of Katokichi Co., Ltd., dated November 22, 2007

   This notification was filed to Stock Exchanges of Tokyo, Osaka, Nagoya, Fukuoka and Sapporo in Japan. The offer process is scheduled to commence on November 28, 2007 and end on December 26, 2007 (20 business days in Japan) with a possible extension until January 16, 2008 upon request by Katokichi.

EXHIBIT B

ENGLISH LANGUAGE DOCUMENT

Set out below is the English documents referred to in ANNEX, Section B.

Not Applicable.

JAPAN TOBACCO INC
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Kazunori Hayashi
Associate General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

Katokichi, JT and Nissin Agree to Integrate Frozen Foods Businesses

Aiming to be a leading global player centering on the frozen foods business

Tokyo, November 22, 2007 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that Katokichi Co., Ltd. (Katokichi) (TSE: 2873), JT and Nissin Food Products Co., Ltd. (Nissin) (TSE: 2897) have reached an agreement to integrate their respective frozen foods businesses.

In accordance with today's agreement, JT will commence a takeover bid for all of the outstanding shares of Katokichi in order to make it a wholly-owned subsidiary of JT. Subsequently, subject to the successfully making Katokichi a wholly-owned subsidiary, JT will transfer 49 percent of the shares of Katokichi to Nissin. Finally, the respective frozen foods divisions of JT and Nissin will be merged into Katokichi (the Integration).

Following the completion of the Integration, the new Katokichi will become the leading frozen food manufacturer in Japan, with combined annual sales of approximately ¥260 billion[1]. The operations after the Integration will create synergy opportunities quickly utilizing each company's individual strengths to establish a solid business foundation. Going forward, the new Katokichi will implement growth strategy, with a goal of becoming one of leading global food manufacturers.

In Japan's food industry, the operating environment has been drastically changing due to such factors as an aging population, soaring raw material prices and rising demand for food safety. Under these circumstances, Katokichi, JT and Nissin have discussed the feasibility of their foods businesses' integration as a way to enhance each company's corporate value and shareholders' value.

---

[1] Calculated based on the three companies' financial results for the fiscal year ended March 31, 2007.

The three companies' frozen foods operations are highly complementary. Katokichi leads the market in its raw materials procurement, as well as competitive manufacturing and distribution bases; JT is renowned for its research and development abilities which continue to generate value-added products; and Nissin has high quality product development operations, represented by its value-added instant noodles, and industry leading quality control.

The Integration will allow the companies to establish an ideal value-chain, from research and development to sales operations, which will increase the value of the combined business, leveraging enhanced management resources including capabilities of product development and sales and marketing. The expected synergies will arise in a number of areas including:

- Establishment of a value-chain which leverages the strengths of the respective companies;
- Enhancement of Katokichi's existing product range through utilization of JT and Nissin's competency in research and development and marketing;
- New product development based on the enhanced resources among the companies;
- Establishing a system for maintaining the highest level of food safety and consumer confidence in Japan;
- Ability to penetrate international markets.

The Integration allows JT and Nissin, as equal partners, to combine the companies' respective strengths into Katokichi, making it one of leading frozen foods companies in Japan. With a variety of frozen food products in its portfolio such as noodles, fries, snacks, meat products, Chinese dishes, desserts and cooked-rice products, the new Katokichi, while consolidating its leading position in the Japanese frozen foods market, will aim to be a global player through future organic growth, new investments and alliances with other domestic food manufacturers.

An integration committee consisting of representatives from the three companies will be established in order to evaluate the best way to smoothly implement the whole process and realize the optimum synergies at an early stage.

The schedule of the tender offer and related business restructuring activities is as follows:

[November 28, 2007]

JT is scheduled to launch its takeover bid for Katokichi share (¥710 per share, provided, however, that all shares offered may not be purchased if they total less than 99,777,000 shares) (Bid period (planned) : from November 28, 2007 to December 26, 2007). Additionally, Katokichi's board of directors resolved its recommendation of JT's takeover bid at the board meeting held today.

[Around March 2008]

When the takeover bid is complete, JT will acquire two-thirds (or more) of Katokichi's shares issued. However, if JT is unable to acquire all of Katokichi's shares (except for treasury shares), Katokichi plans to convert all its shares into class shares subject to wholly call and issue new shares in exchange for them, so that the number of new Katokichi shares issued for the existing shareholders other than JT will be less than one share. These shareholders will receive proceeds from the fractional share, whereby JT is planning to acquire and make Katokichi a wholly-owned subsidiary. In this case, the amount of money paid to such fractional shareholders will be calculated based on the takeover bid price except where extraordinary circumstances exist.

In addition, should this takeover bid turn out successful or Katokichi become a wholly-owned subsidiary of JT, Katokichi shares may be delisted from the stock exchanges following the standard procedures in accordance with the delisting criteria of the exchanges which could be seen in early as March.

And on the condition that Katokichi becomes a wholly-owned subsidiary of JT by means of the takeover bid or acquisition of the class shares subject to wholly call, a share transfer agreement shall be made separately. Under this agreement, 49 percent of Katokichi shares held by JT shall be transferred to Nissin at the per-share price which is substantively the same as the takeover bid price. As a result, JT will own 51 percent voting rights of Katokichi and Nissin 49 percent.

[Around April 2008]

As a condition of the share transfer from JT to Nissin, it is planned that both JT and Nissin will transfer their respective frozen foods businesses to Katokichi in such a manner that will not change their shareholding ratios described above.

Additionally, Katokichi will not submit a proposal on year-end dividends payable to the shareholders of record on March 31, 2008, at the annual general meeting of shareholders for the financial year ending March 2008. Also, it will not provide any shareholder benefits to the shareholders and beneficial shareholders of record as of March 31, 2008, when takeover bid has been successfully completed.

JT

Company Information

Katokichi Co., Ltd.

Headquarters:	5-18-37 Sakamoto Cho, Kanonji City, Kagawa, Japan
Established:	September 1956
President:	Tetsuji Kanamori
Capital:	34 billion yen
Consolidated Net Sales for the year that ended March 31, 2007:	348.6 billion yen (including net sales for frozen food business [196 billion yen])

Japan Tobacco Inc.

Headquarters:	2-1, Toranomon 2-chome, Minato-ku, Tokyo, Japan
Established:	April 1985
President:	Hiroshi Kimura
Capital:	100 billion yen
Consolidated Net Sales for the year that ended March 31, 2007:	4,769.3 billion yen (including net sales for frozen food business [50 billion yen])

Nissin Food Products Co., Ltd.

Headquarters:	1-1, 4-chome, Nishinakajima, Yodogawa-ku, Osaka, Japan
Established:	September 1948
President:	Koki Ando
Capital:	25.1 billion yen
Consolidated Net Sales for the year that ended March 31, 2007:	358.2 billion yen (including net sales for frozen food business in the Japan market [15 billion yen])

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.

Katokichi, JT and Nissin agree to integrate frozen foods businesses

Reference

JT

Integration of frozen foods business

To be a global player centering on frozen foods business

Sales of frozen foods: approx. JPY 260 billion

- Establishing highest level of food safety and consumer confidence in Japan
- Establishing high profitability
- Ability to penetrate international markets


focusing on frozen foods,
beverages and seasonings
Strength: Research and product development
NISSIN
No.2 in frozen noodle segment
Strength: Food safety / Consumer confidence and branding
KATOKICHI
frozen foods manufacturer in
of frozen foods: approx. JPY 196
Strength: Procurement, manufacturing and distribution

JT

Leaders in Japanese frozen foods business

Sales: approx. JPY 260 billion
To be a leading frozen foods manufacturer in Japan


(billions of JPY)
260
250
200
150
100
50
0
196
50
15
KATOKICHI
Company A
Company B
Company C
Company D
JT
NISSIN

Source: Actual results of Katokichi, JT and Nissin in addition to Shokuryo Sangyo Shinbun etc. (2006)

JT

To be a leading frozen foods manufacturer with various product categories

	Dumpling	Spring Roll	Meatball	Steamed dumpling	Tempura	Okonomi-yaki and Tako-yaki	Croquette	Deep Fried Pork	Fried fishes (shrimp, calamari, oyster, etc.)	Fried Chicken	Frozen Cakes	IQF Rice	Noodles (Soba and Udon)	Noodles (Ramen)	Noodles (Spaghetti)
No.1			☆			☆			☆				☆	☆	
No.2	☆	☆					☆			☆					☆
No.3					☆										
No.4											☆	☆			
No.5				☆				☆							

Note: Based on sales in 2005
Source: Estimated with public information

JT

Variety of frozen foods products


JT
KATOKICHI
NISSIN

JT

Ideal complementary (outstanding strength of each company)


JT
KATOKICHI
NISSIN
R & D
Product Development
Procurement
Manufacturing
Distribution
Product Development
Quality Control
Branding
Ideal value-chain
Wide procurement source (K)
Value generating Research and development (J)
Value generating product development (J,N)
Highest quality Control in Japan (N)
Competitive manufacturing base (K)
Unique value generating branding (N)
Competitive distribution base (K)
Concrete business structure based on human resources of each company and quality control system for maintaining the highest level of food safety and consumer confidence in Japan

JT


Scheme and schedule of integration
I. Tender offer
-Class share subject to wholly call:
[From November 28th, 2007
To March, 2008 (expected)]
JT
Frozen Foods Business
100%
KATOKICHI
II. Share transfer between JT and Nissin: [March, 2008 (target)]
JT
Frozen Foods Business
NISSIN
Frozen Foods Business
51%
49%
KATOKICHI
III. Merger of frozen foods businesses to Katokichi:
[April, 2008 (target)]
JT
NISSIN
51%
49%
KATOKICHI
Frozen Foods Business
Frozen Foods Business
IV. Integration to realize optimum synergies at an early stage:
[April, 2009 (expected)]
JT
NISSIN
51%
49%
KATOKICHI
R & D
Product development
Manufacturing
Marketing and branding
Sales
7
JT

Holland+Knight

Tel 202 955 3000
Fax 202 955 5564

Holland & Knight LLP
2099 Pennsylvania Avenue, N.W., Suite 100
Washington, D.C. 20006-6801
www.hklaw.com

Farhad R. Alavi
202 419 2409
farhad.alavi@hklaw.com

November 23, 2007

VIA HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this filing, please do not hesitate to call me at (202) 419-2409 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to us.

Sincerely yours,

HOLLAND & KNIGHT LLP

Farhad R. Alavi

4956589_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENT
(brief description of Japanese language document listed below are set out in EXHIBIT A hereto)

1. Notification concerning Commencement of Takeover Bid for Shares of Katokichi Co., Ltd., dated November 22, 2007

B. ENGLISH LANGUAGE DOCUMENT
(English document listed below is included in EXHIBIT B hereto)

1. Press Release

Date	Title
1) 11/22/2007 (11/22/2007)	Katokichi, JT and Nissin Agree to Integrate Frozen Food Businesses

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Note: The dates in parentheses are the dates of the releases in Japan

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENT

1. Notification concerning Commencement of Takeover Bid for Shares of Katokichi Co., Ltd., dated November 22, 2007

   This notification was filed to Stock Exchanges of Tokyo, Osaka, Nagoya, Fukuoka and Sapporo in Japan. The offer process is scheduled to commence on November 28, 2007 and end on December 26, 2007 (20 business days in Japan) with a possible extension until January 16, 2008 upon request by Katokichi.

EXHIBIT B

ENGLISH LANGUAGE DOCUMENT

Set out below is the English documents referred to in ANNEX, Section B.

Not Applicable.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Kazunori Hayashi
Associate General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

Katokichi, JT and Nissin Agree to Integrate Frozen Foods Businesses

Aiming to be a leading global player centering on the frozen foods business

Tokyo, November 22, 2007 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that Katokichi Co., Ltd. (Katokichi) (TSE: 2873), JT and Nissin Food Products Co., Ltd. (Nissin) (TSE: 2897) have reached an agreement to integrate their respective frozen foods businesses.

In accordance with today's agreement, JT will commence a takeover bid for all of the outstanding shares of Katokichi in order to make it a wholly-owned subsidiary of JT. Subsequently, subject to the successfully making Katokichi a wholly-owned subsidiary, JT will transfer 49 percent of the shares of Katokichi to Nissin. Finally, the respective frozen foods divisions of JT and Nissin will be merged into Katokichi (the Integration).

Following the completion of the Integration, the new Katokichi will become the leading frozen food manufacturer in Japan, with combined annual sales of approximately ¥260 billion[1]. The operations after the Integration will create synergy opportunities quickly utilizing each company's individual strengths to establish a solid business foundation. Going forward, the new Katokichi will implement growth strategy, with a goal of becoming one of leading global food manufacturers.

In Japan's food industry, the operating environment has been drastically changing due to such factors as an aging population, soaring raw material prices and rising demand for food safety. Under these circumstances, Katokichi, JT and Nissin have discussed the feasibility of their foods businesses' integration as a way to enhance each company's corporate value and shareholders' value.

---

1 Calculated based on the three companies' financial results for the fiscal year ended March 31, 2007.

JT

The three companies' frozen foods operations are highly complementary. Katokichi leads the market in its raw materials procurement, as well as competitive manufacturing and distribution bases; JT is renowned for its research and development abilities which continue to generate value-added products; and Nissin has high quality product development operations, represented by its value-added instant noodles, and industry leading quality control.

The Integration will allow the companies to establish an ideal value-chain, from research and development to sales operations, which will increase the value of the combined business, leveraging enhanced management resources including capabilities of product development and sales and marketing. The expected synergies will arise in a number of areas including:

- Establishment of a value-chain which leverages the strengths of the respective companies;
- Enhancement of Katokichi's existing product range through utilization of JT and Nissin's competency in research and development and marketing;
- New product development based on the enhanced resources among the companies;
- Establishing a system for maintaining the highest level of food safety and consumer confidence in Japan;
- Ability to penetrate international markets.

The Integration allows JT and Nissin, as equal partners, to combine the companies' respective strengths into Katokichi, making it one of leading frozen foods companies in Japan. With a variety of frozen food products in its portfolio such as noodles, fries, snacks, meat products, Chinese dishes, desserts and cooked-rice products, the new Katokichi, while consolidating its leading position in the Japanese frozen foods market, will aim to be a global player through future organic growth, new investments and alliances with other domestic food manufacturers.

An integration committee consisting of representatives from the three companies will be established in order to evaluate the best way to smoothly implement the whole process and realize the optimum synergies at an early stage.

The schedule of the tender offer and related business restructuring activities is as follows:

[November 28, 2007]

JT is scheduled to launch its takeover bid for Katokichi share (¥710 per share, provided, however, that all shares offered may not be purchased if they total less than 99,777,000 shares) (Bid period (planned) : from November 28, 2007 to December 26, 2007). Additionally, Katokichi's board of directors resolved its recommendation of JT's takeover bid at the board meeting held today.

[Around March 2008]

When the takeover bid is complete, JT will acquire two-thirds (or more) of Katokichi's shares issued. However, if JT is unable to acquire all of Katokichi's shares (except for treasury shares), Katokichi plans to convert all its shares into class shares subject to wholly call and issue new shares in exchange for them, so that the number of new Katokichi shares issued for the existing shareholders other than JT will be less than one share. These shareholders will receive proceeds from the fractional share, whereby JT is planning to acquire and make Katokichi a wholly-owned subsidiary. In this case, the amount of money paid to such fractional shareholders will be calculated based on the takeover bid price except where extraordinary circumstances exist.

In addition, should this takeover bid turn out successful or Katokichi become a wholly-owned subsidiary of JT, Katokichi shares may be delisted from the stock exchanges following the standard procedures in accordance with the delisting criteria of the exchanges which could be seen in early as March.

And on the condition that Katokichi becomes a wholly-owned subsidiary of JT by means of the takeover bid or acquisition of the class shares subject to wholly call, a share transfer agreement shall be made separately. Under this agreement, 49 percent of Katokichi shares held by JT shall be transferred to Nissin at the per-share price which is substantively the same as the takeover bid price. As a result, JT will own 51 percent voting rights of Katokichi and Nissin 49 percent.

[Around April 2008]

As a condition of the share transfer from JT to Nissin, it is planned that both JT and Nissin will transfer their respective frozen foods businesses to Katokichi in such a manner that will not change their shareholding ratios described above.

Additionally, Katokichi will not submit a proposal on year-end dividends payable to the shareholders of record on March 31, 2008, at the annual general meeting of shareholders for the financial year ending March 2008. Also, it will not provide any shareholder benefits to the shareholders and beneficial shareholders of record as of March 31, 2008, when takeover bid has been successfully completed.

JT

Company Information

Katokichi Co., Ltd.

Headquarters:	5-18-37 Sakamoto Cho, Kanonji City, Kagawa, Japan
Established:	September 1956
President:	Tetsuji Kanamori
Capital:	34 billion yen
Consolidated Net Sales for the year that ended March 31, 2007:	348.6 billion yen (including net sales for frozen food business [196 billion yen])

Japan Tobacco Inc.

Headquarters:	2-1, Toranomon 2-chome, Minato-ku, Tokyo, Japan
Established:	April 1985
President:	Hiroshi Kimura
Capital:	100 billion yen
Consolidated Net Sales for the year that ended March 31, 2007:	4,769.3 billion yen (including net sales for frozen food business [50 billion yen])

Nissin Food Products Co., Ltd.

Headquarters:	1-1, 4-chome, Nishinakajima, Yodogawa-ku, Osaka, Japan
Established:	September 1948
President:	Koki Ando
Capital:	25.1 billion yen
Consolidated Net Sales for the year that ended March 31, 2007:	358.2 billion yen (including net sales for frozen food business in the Japan market [15 billion yen])

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.769 trillion in the fiscal year ended March 31, 2007.

Katokichi, JT and Nissin agree to integrate frozen foods businesses

Reference

JT

Integration of frozen foods business

To be a global player centering on frozen foods business

Sales of frozen foods: approx. JPY 260 billion

- Establishing highest level of food safety and consumer confidence in Japan
- Establishing high profitability
- Ability to penetrate international markets


JT
NISSIN
focusing on frozen foods,
beverages and seasonings
Strength: Research and product development
No.2 in frozen noodle segment
Strength: Food safety /
Consumer confidence and branding
KATOKICHI
Strength: Procurement, manufacturing and distribution

JT

Leaders in Japanese frozen foods business

Sales: approx. JPY 260 billion

To be a leading frozen foods manufacturer in Japan


(billions of JPY)
260
250
200
150
100
50
0
196
50
15
KATOKICHI
Company A
Company B
Company C
Company D
JT
NISSIN

Source: Actual results of Katokichi, JT and Nissin in addition to Shokuryo Sangyo Shinbun etc. (2006)

JT

To be a leading frozen foods manufacturer with various product categories

	Dumpling	Spring Roll	Meatball	Steamed dumpling	Tempura	Okonomi-yaki and Tako-yaki	Croquette	Deep Fried Pork	Fried fishes (shrimp, calamari, oyster, etc.)	Fried Chicken	Frozen Cakes	IQF Rice	Noodles (Soba and Udon)	Noodles (Ramen)	Noodles (Spaghetti)
No.1			☆			☆			☆				☆	☆	
No.2	☆	☆					☆			☆					☆
No.3					☆										
No.4											☆	☆			
No.5				☆				☆							

Note: Based on sales in 2005
Source: Estimated with public information

JT

Variety of frozen foods products


JT
KATOKICHI
NISSIN

Ideal complementary (outstanding strength of each company)


JT
KATOKICHI
NISSIN
R & D
Product Development
Procurement
Manufacturing
Distribution
Product Development
Quality Control
Branding
Ideal value-chain
Highest quality Control in Japan
Unique values generating branding
Competitive distribution
Concrete business structure based on human resources of each company and quality control system for maintaining the highest level of food safety and consumer confidence in Japan

Scheme and schedule of integration



Ⅰ. Tender offer
・Class share subject to wholly call:
[From November 28th, 2007
To March, 2008 (expected)]
JT
Frozen Foods Business
100%
KATOKICHI
Ⅱ. Share transfer between JT and Nissin: [March, 2008 (target)]
JT
Frozen Foods Business
NISSIN
Frozen Foods Business
51%
49%
KATOKICHI
Ⅲ. Merger of frozen foods businesses to Katokichi:
[April, 2008 (target)]
JT
NISSIN
51%
49%
KATOKICHI
Frozen Foods Business
Frozen Foods Business
Ⅳ. Integration to realize optimum synergies at an early stage:
[April, 2009 (expected)]
JT
NISSIN
51%
49%
KATOKICHI
R & D
Product development
Manufacturing
Marketing and branding
Sales

7

JT

END